December 16, 2008

Kosta N. Kartsotis, Chief Executive Officer
Fossil, Inc.
2280 N. Greenville Avenue
Richardson, Texas 75082

> **Re:** **Fossil, Inc.**
> **Form 10-K for Fiscal Year Ended January 5, 2008**
> **Filed March 5, 2008**
> **File No. 000-19848**

Dear Mr. Kartsotis:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Garret A. DeVries
Haynes and Boone
(214) 200-0428